Exhibit 99.1

PETROCHINA Files Annual Report on Form 20-F
June 25, 2010, Beijing — PetroChina Company Limited (“PetroChina”, SEHK stock code 0857; NYSE symbol PTR; SSE stock code 601857) announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 with the United States Securities and Exchange Commission (the “SEC”), which includes its audited financial statements.
Pursuant to Section 203.01 of the New York Stock Exchange (“NYSE”) Listed Company Manual approved by the SEC on August 21, 2006, the requirement for a NYSE-listed company to distribute a hard copy of the annual reports to shareholders was eliminated. A listed company is required to file with the SEC its annual reports (which include the audited financial statements) and is required to simultaneously make the annual report available to its shareholders on or through the company’s website.
Pursuant to the current rule, PetroChina’s 2009 annual report on Form 20-F could be accessed through SEC’s website — www.sec.gov, as well as the official website of PetroChina— http://www.petrochina.com.cn/Ptr/Investor_Relations/Periodic_Reports/
The soft copy of PetroChina’s annual report on Form 20-F (in pdf format) could also be downloaded through its website.
PetroChina will deliver within a reasonable time after request a hard copy of its 2009 annual report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder upon request.
To request a hard copy of the annual report, please write to:
Proxy Services Corporation
200 A Executive Drive
Edgewood, NY 11717.
Shareholder may also request for a hardcopy of the annual report by calling the toll free number 1-800-555-2470.
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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn
Issued by PetroChina Company Limited
For further information, please contact:
PetroChina Company Limited

Hong Kong:
Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010	Fax: (852) 2899 2390
E-mail: hko@petrochina.com.hk

General Administration Department (original PR Department):
Yuan Xinxiang	Fax: (8610) 6209 9558
Tel: (8610) 5998 6037	E-mail: yuanxx@petrochina.com.cn

PR Agency (Overseas media):
Hill & Knowlton Asia Ltd.	Fax: (852) 2576 3551
Shirley Lo	Tel: (852) 2894 6214
E-mail: shirley.lo@hillandknowlton.com.hk

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 5977 6211
Shen Di	Tel: (8610) 5166 3828
E-mail: di.shen@everbloom.com.cn

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